Exhibit 99.1

MEDIGUS TO PRESENT AT LD MICRO CONFERENCE

OMER, Israel, November 25, 2015 — Medigus Ltd. (NASDAQ, TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, announced today that Chris Rowland, CEO, will present at the LD Micro Conference on Wednesday, December 2 at 11:30am PT (track 3). The conference will be held December 1-3, 2015 at the Luxe Sunset Boulevard Hotel in Los Angeles, CA.

A live webcast of the presentation will be available to the public at http://www.wsw.com/webcast/ldmicro9/mdgs/. The webcast will be archived for 90 days following the live presentation. Mr. Rowland will be available during the conference on December 2 for one-on-one meetings. To schedule a meeting, please contact LD Micro or Miri Segal at msegal@ms-ir.com.

About LD MICRO
LD Micro is an investment newsletter firm that focuses on finding undervalued companies in the micro-cap space. Since 2002, the firm has published reports on select companies throughout the year. The firm also hosts the LD Micro Invitational. It is a non-registered investment advisor. For more information, please contact 408-457-1042 or visit www.ldmicro.com.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, a leading device option to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. The MUSE system incorporates Medigus’ revolutionary micro ScoutCam™ technology, a proprietary line of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras. Brands within the micro ScoutCam portfolio of products are suitable for both medical and industrial applications and include micro ScoutCam™ 1.2, which the company believes is the smallest in the world. Medigus also provides micro camera components and endoscopy systems for partner companies, which include some of the biggest names in the medical and industrial fields, and is committed to providing integrated solutions to meet customers’ imaging needs. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.microscoutcam.com.

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INVESTOR RELATIONS (U.S.):
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com

INVESTOR RELATIONS (Israel):
Iris Lubitch / Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il
Noam@Smartteam.co.il

MEDIA CONTACT:
Chantal Beaudry / Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com